Form C

Cover Page

Name of issuer:

Haint Blue Brewing Company LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: AL

Date of organization: 12/7/2015

Physical address of issuer:

853 Dauphin Street Suite C
Mobile AL 36602

Website of issuer:

http://www.haintbluebrew.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

6.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $100,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$250,000.00

Deadline to reach the target offering amount:

4/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$765,404.00	$737,418.00
Cash & Cash Equivalents:	$0.00	$8,514.00
Accounts Receivable:	$19,043.00	$6,400.00
Short-term Debt:	$1,149,051.00	$1,043,245.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$391,389.00	$286,990.00
Cost of Goods Sold:	$203,362.00	$152,133.00
Taxes Paid:	$24,100.45	$11,201.53
Net Income:	($132,476.00)	($50,667.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Haint Blue Brewing Company LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Keith Sherrill	Managing Member	Haint Blue	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Keith Sherrill	Managing Member	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Keith Sherrill	Membership Interests	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Pandemics, such as the current global COVID-19 virus, outbreaks of communicable infections or diseases, or other public health concerns in the markets in which our consumers or employees live and/or in which we or our distributors, retailers, and suppliers operate. Disease outbreaks and other public health conditions could result in disruptions and damage to our business caused by potential negative consumer purchasing behavior as well as disruption to our supply chains, production processes, and operations. Consumer purchasing behavior may be impacted by reduced consumption by consumers who may not be able to leave home or otherwise shop in a normal manner as a result of quarantines or other cancellations of public events and other opportunities to purchase our products, from the bar and restaurant closures, or from a reduction in consumer discretionary income due to reduced or limited work and layoffs. Supply disruption may result from restrictions on the ability of employees and others in the supply chain to travel and work, such as caused by quarantine or individual illness, or which may result from border closures imposed by governments to deter the spread of communicable infection or disease, or determinations by us or our suppliers or distributors to temporarily suspend operations in affected areas, or other actions which restrict the ability to distribute our products or which may otherwise negatively impact our ability to produce, package and ship our product, for our distributors to distribute our products, or for our suppliers to provide us our raw materials. Transportation of product within a region or country may be limited if workers are unable to report to work due to travel restrictions or personal illness. Our operations and the operations of our suppliers may become less efficient or otherwise become negatively impacted if our executive leaders or other personnel critical to our

negatively impacted if our executive leaders or other personnel critical to our operations are unable to work or if a significant percentage of the workforce is unable to work or is required to work from home. A prolonged quarantine or border closure could result in temporary or longer-term disruptions of sales patterns, consumption and trade patterns, supply chains, production processes, and operations. A widespread health crisis, such as the COVID-19 pandemic, could negatively affect the economies and financial markets of many countries resulting in a global economic downturn which could negatively impact demand for our products and our ability to borrow money. Any of these events could have a material adverse effect on our business, liquidity, financial condition, and/or results of operations. We have survived much of the effects of this pandemic due to the willingness of our creditors to restructure our debts, grant forbearance, and allow for a grace period. We have also received limited funding as a result of the CARES Act. If this pandemic outlasts the sentiments of our government and/or our creditors, we could become insolvent.

We have incurred indebtedness to finance operations and expansion activities and a portion of the proceeds from new investments in the Company will be used to pay off some of the Company's high-interest short-term debt. We currently have approximately $800,000 in outstanding debt.

At present, we are delinquent in paying Wefunder investors brought on board in a previous capital raise. Due to changes and/or components in our business model, coupled with an unforeseen pandemic, the original terms of repayment have proven too aggressive at our current revenue (e.g. 10% gross revenue repayment would place the company in a further net negative scenario).

In the future, we may continue to incur additional indebtedness for general corporate purposes. We cannot assure that our business will generate sufficient cash flow from operations to meet all our debt service requirements, return value to shareholders, and fund our general corporate and capital requirements. Our current and future debt service obligations and covenants could have important consequences. These consequences include, or may include, the following: our ability to obtain financing for future working capital needs or investments/acquisitions or other purposes may be limited; our funds available for operations, and expansion may be reduced because we dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our indebtedness; our ability to conduct our business could be limited by restrictive covenants; and our vulnerability to adverse economic conditions may be greater than less leveraged competitors and, thus, our ability to withstand competitive pressures may be limited. If we fail to comply with the obligations contained in our current credit facilities or future loan agreements, we could be in default under such debt facilities or agreements. In the event of a default, the holders of our debt could elect to declare all amounts outstanding under such instrument to be due and payable. A default could also require the immediate repayment of outstanding obligations under other debt facilities or agreements that contain cross-acceleration or cross-default provisions. If that were to occur, we might not have available funds to satisfy such repayment obligations.

Risks with the Company's brands. It is important that the Company have the ability to maintain and enhance the image of its existing products. The image and reputation of the Company's products may be impacted for various reasons including litigation or complaints from customers/regulatory bodies resulting from the illegal consumption of the Company's products, quality failure, illness, or other health concerns. Such concerns, even when unsubstantiated, could be harmful to the Company's image and the reputation of its products. Deterioration in the Company's brand equity (brand image, reputation, and product quality) may have a negative effect on its operating results, financial condition, and prospects.

Changes in the prices of supplies and raw materials could have a materially adverse effect on the Company's business. There have been changes in the cost of raw materials used in the production of alcoholic beverages in recent years. Increases in prices may also take place in the future and the Company's inability to pass on increases to customers could reduce margins and profits and have a material adverse effect on the Company's business. The Company cannot assure you that shortages or increases in the prices of supplies or raw materials will not have a material adverse effect on the Company's financial condition and results of operations. The success of the Company's business with suppliers is subject to numerous financial, legal, and operating risks, such as the enforcement of contract rights and compliance with existing and future laws, regulations, and policies, including those related to tariffs, investments, taxation, trade controls, product content, and performance

Market acceptance of the Company's brands and products is uncertain. It is possible that the Company may not be successful in introducing its brands and products to its target markets. The possibility exists that market acceptance of the Company's brands and products may differ from management's perceived expectations and that the Company may be forced to modify all or part of its business plans. Management may come to erroneous conclusions regarding the marketplace, which may result in the Company's overstatement of the opportunity. The success of the Company will, to a large extent, rely on management's ability to adjust or modify, if at all or in part, components of its business plan to reflect current market conditions as they may present themselves in the future.

The Company is dependent on key personnel. The Company's success will depend upon the contributions of key personnel, especially the Founder. The Company's future success is also dependent upon its ability to attract and retain other highly qualified personnel. Competition for such personnel is intense, and the Company's inability to attract and retain additional key employees could have a material adverse effect on the Company's financial condition and operations.

Past performance of the Founder is not a guarantee of comparable future results. Pro forma financial information for the Company is based upon numerous assumptions, many of which may or may not prove accurate. Therefore, actual financial results will be different from the pro forma information and the results obtained by the Founder in prior business endeavors, and these differences could be material.

The Company's financial projections and assumptions may prove incorrect. The information presented to investors in meetings and otherwise (including any financial projections of the Company) contain forward-looking information and has been prepared on the basis of a number of assumptions, variables, and hypotheticals, including third-party data believed to be reliable but not fully verified or verifiable by the Company. The information and financial projections

verified or verifiable by the Company. The information and financial projections are dependent on estimates and projections of circumstances and events that have not occurred and which may not occur or which may have different consequences from those now assumed or anticipated. No assurance can be given that all material assumptions have been considered. Future operating results are in fact impossible to predict. Therefore, the actual results achieved will vary from the forecasts and projections and the variations could be material. No representation or warranty of any kind is made by the Company or any of its affiliates, and none should be inferred, respecting the future accuracy or completeness of any projections or any other forward-looking information provided by the Company.

Additional funding may be necessary for future development. The funds raised in this Offering will be used, in part, to generate a track record of performance and success in the Company's product offering. The Company may require additional financing, including venture capital financing, to complete the product roadmap and expand the business. The timing and amount of such capital needs cannot be precisely determined at this time and will depend upon a number of factors, including the pace of product development, customer demand, and acceptance, changes in industry conditions, and competitive factors.

The Company's ability to compete effectively in the highly competitive beverage industry may affect its operational performance and financial results. The Company may not be able to compete successfully in the highly competitive beverage industry. The Company will face competition from large, national companies and smaller, regional operators. Some of the Company's competitors are larger and have greater financial resources. The Company may experience price pressure as a result of competitors' pricing practices as well as general market conditions. Failure to match or exceed competitors' cost reductions through productivity gains and other improvements could weaken the Company's competitive position. The Company may not be able to effectively compete with larger, more diversified companies. Increased competition may result in lower operating margins leading to unprofitable operations and loss of market share.

The Company may be unable to manage rapid growth. Market acceptance of the Company's brands and products may result in the rapid and accelerated growth of the Company and stress the talents and time requirements of management. Current management may experience difficulties adjusting and managing the growth of the Company, resulting in material operational or revenue issues or deficiencies.

The Company has a limited operating history. The Company has a limited operating history and to date has not generated any amounts of net income. The Company will not realize any significant revenues, net income, or capital appreciation unless it successfully executes its business plan. Because of the Company's limited operating history, it is unable to accurately forecast revenues. The Company currently intends to increase operating expenses substantially in order to, among other things, ramp and scale production of product, support pricing strategy with distributors, deliver brand launch through field marketing, social marketing, targeted advertising and product sampling, and accelerate key hires of sales and distribution leadership. To the extent the Company is unsuccessful in achieving significant revenues, it may be unable to appropriately adjust spending in a timely manner to compensate for any unexpected revenue shortfall or will have to reduce operating expenses, causing the Company to forego potential revenue-generating activities, either of which could cause a material adverse effect on its business, results of operations, and financial condition. In addition, as a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing or marketing decisions that may adversely affect its revenues. These factors add to the difficulty in accurately forecasting revenue.

The Company may not be able to adequately protect its intellectual property rights. The Company will rely on trademark and other intellectual property rights to protect its intellectual property. There can be no assurance that the Company's intellectual property rights can be successfully asserted in the future or will not be invalidated, circumvented, or challenged. The Company cannot assure you that the steps the Company have taken or will take will be sufficient to protect the Company's intellectual property rights or to prevent others from seeking to invalidate the Company's trademark or block sales of the Company's products as a violation of the trademarks and intellectual property rights of others. In addition, the Company cannot assure you that third parties will not infringe on or misappropriate the Company's rights, imitate the Company's products, or assert rights in, or ownership of, trademarks and other intellectual property rights of the Company's or in marks that are similar to the Company's. In some cases, there may be trademark owners who have prior rights to the Company's marks or to similar marks. Intellectual property litigation is costly, and, even if the Company prevails, the cost of such litigation could adversely affect its business, financial condition, and results of operations. Failure to protect the Company's proprietary information could have a material adverse effect on its business, results of operations, and financial condition.

Risks associated with the regulatory framework applicable to the Company. The alcoholic beverage industry is highly regulated at both national and local levels. Alcoholic beverage-related producing, distributing, and reselling operations require licenses, permits, and approvals. Delays and failures to obtain or the future loss of any required licenses, permits, or approvals could negatively affect the Company's operations. Government-sponsored campaigns against excessive drinking, licensing reforms relating to the sale of alcoholic beverages, and changes in drinking laws may reduce demand for the Company's products and any change in legislation could impact upon future products that the Company may produce. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect the Company's business, financial condition, and results of operations.

Loss of distribution agreements or inability to enter into favorable distribution agreements may have a material adverse effect on the Company. Entering into distribution agreements on favorable terms with key distributors will be critical to the success of the Company. If the Company fails to enter into distribution agreements on favorable terms with key distributors, such failure could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, if any distributors were to breach, terminate or attempt to renegotiate their distribution agreements with the Company, such breach, termination or renegotiation could have a material adverse effect on the Company's business, financial condition and results of operations. The Company can give you no assurance that it will be successful in maintaining and entering into favorable distribution agreements with key distributors.

The federal and state "tied-house" laws governing ownership interests in alcoholic beverage licensees may impact your ability to invest in the company. Alcohol beverage licensees and their investors are subject to state and federal "tied-house" laws that restrict certain investments between the three tiers of the alcoholic beverage industry: the manufacturing or supply tier, the wholesale tier, and the retail tier. The rules regarding such investments are different in each state and change frequently. We cannot make any assurances that investments in the company by investors are permissible in Alabama or any other state if an investor holds other interests in alcoholic beverage licensees. It is within the purview of the Alabama Alcoholic Beverage Commission to investigate our compliance with state tied-house requirements regardless of such investors' amount of investment in the company. If any regulatory authority notifies the Company that the Company will lose its alcoholic beverage permit(s) because a member or related party or affiliate thereof has violated federal and state "tied-house" laws, such member must transfer its note to another person that does not engage in any activity that presents a conflict with the Company's alcoholic beverage permit(s). In the event that such member does not make a transfer within thirty (30) days from receipt of notice from the Company that a transfer is required to resolve a regulatory conflict, the Company will have the right to redeem the note.

General economic conditions could affect the Company's business. The Company's results of operations are affected by overall economic trends, the level of consumer spending, the rate of taxes levied on alcoholic beverages, and consumer confidence in future economic conditions. In periods of economic slowdown, consumer purchase decisions may be increasingly affected by price considerations, thus creating negative pressure on the sales volume and margins of the products sold by the Company. Reduced consumer confidence and spending may result in reduced demand for the products sold by the Company and limitations on our ability to increase prices and finance marketing and promotional activities. A shift in consumer preferences or a reduction in sales of alcoholic beverages or functional beverages generally could have a material adverse effect on the products sold by the Company.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: This level of funding allows us to pursue the future. We'll launch a non-alcoholic e-commerce brand, launch another core beer, hire a part-time sales team, & have a greater impact for good.

6.5% Wefunder fees, 31% will be used towards inventory (3/4 allocated to DOSE Saffron Water), 40.5% Sales & Operations (e.g. hire a part-time X 2 sales team plus 6 months of current burn), 10% towards current debt, & 12% marketing & advertising (e.g. $2000 a month on targeted ads via Amazon & Instagram over the next 6 months).

Adjustments to inventory numbers will be made as aluminum cans become more available and our turnover ratios grow. The remaining 1/4 of inventory will be used to help launch a new core beer, Cain & Kazoola, throughout Mobile & Alabama.

I believe that in six months' time the sales team will at a minimum pay for itself. No matter, in 6 months' time it is likely that our sales and advertising budgets will adjust based on performance / ROI.

management reserves the right to adjust in order to better benefit the company & its goals for growth.

If we raise: **$250,000**

Use of Proceeds: In addition to the min. funding: This level of funding allows Haint Blue to convert a part-time team to a full-time leader. We'll have the capital to finance inventory with growth, be in a position to advertise across markets, and shed some short-term debt. We'll also seek to meet our partners across the globe and create our own content/culture.

6.5% Wefunder fees, 40% will be used towards inventory (min. 4/5 allocated to DOSE Saffron Water), 28.5% Sales & Operations (e.g. covert a part-time team-member to full-time, plus 6 months of current burn), 18% towards current debt, & 7% marketing and advertising (e.g. $2500 a month on targeted ads via Amazon & Instagram over the next 6 months, radio ad on NPR).

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Convertible note with $5,000,000.00 valuation cap; 20.000% discount; 6% interest.

See exact security attached as <u>Appendix B, Investor Contracts</u>.

Type of Security: Convertible Promissory Notes ("Notes").

Amount to be Offered: The goal of the raise is $100,000.00

Valuation Cap: $5,000,000.00

Discount Rate: 80%

Early Bird: Investors in the first $100,000 will receive a valuation cap of $4,000,000.

Maturity Date: 24 months from the Effective Date.

Interest Rate: 6%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

Conversion and Repayment

(a) Conversion Upon Qualified Financing
Conversion upon a Qualified Financing. In the event that the Company issues and sells itsshares of
equity securities to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less
than $1000000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g.,
Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in
whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per
unit for Equity Securities by the Investors in the Qualified Financing multiplied by 0.8,
and (ii) the quotient resulting from dividing $5000000 by the number of outstanding common units
of the Company immediately prior to the
Qualified Financing (assuming conversion of all securities convertible into common units and exercise of all outstanding options and warrants, but excluding the
units of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes
(e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions
applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph
(the "Conversion Price") is less than the price per unit at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option,
elect to convert this Note into units of a newly created series of preferred unit having the identical rights, privileges, preferences and
restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per
unit liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the
per unit dividend, which will be the same percentage of the Conversion Price as applied to determine the per unit dividends of the Investors in
the Qualified Financing relative to the purchase price paid by the Investors.

(b) Conversion upon a Change of Control.
If the Company consummates a Change of Control (as defined in the Convertible Note)
while this Note remains outstanding, the Company shall repay the Holder in cash in
an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal. For purposes of this Note, a
"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate
reorganization, other than any such consolidation, merger or reorganization in which the units of the Company immediately prior
to such consolidation, merger or reorganization continue to represent a majority of
the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions
to which the Company is a party in which in excess of 50% of the Company's voting
power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the
Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor,
indebtedness of the Company is cancelled or converted or a combination thereof. The
Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment
pursuant to this paragraph in connection with a Change of Control shall be subject
to any required tax withholdings, and may be made by the Company (or any party to
such Change of Control or its agent) following the Change of Control in connection
with payment procedures established in connection with such Change of Control.

(c) Procedure for Conversion. Procedure for Conversion.
In connection with any conversion of this Note into units, the Holder

shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the units into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any
such documentation. Upon the conversion of this Note into units pursuant to the terms hereof, in lieu of any fractional units to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to
such fraction multiplied by the price at which this Note converts.

(d) Interest Accrual. If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

Senior Indebtedness The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of the purchase price of the securities, and the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's Investment Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents. To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units. As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the

Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Wefunder
Issue date	12/08/16
Amount	$267,000.00
Outstanding principal plus interest	$384,968.00 as of 12/30/20
Interest rate	0.0% per annum
Reason for late payments	Given our current burn rate, a 10% gross revenue share would place us in a further net negative situation. We are building for the long term with the intent to pay all debts in full!

10% Gross Revenue Share

Loan

Lender	Sunbird Provider LLC
Issue date	01/01/17
Amount	$25,000.00
Outstanding principal plus interest	$16,967.00 as of 12/30/20
Interest rate	8.0% per annum
Maturity date	01/31/23
Current with payments	Yes

The borrower has allowed for a discretionary forbearance since the COVID-19 pandemic. There is no pre-payment penalty associated with this loan.

Loan

Lender	Synovus
Issue date	11/16/17
Amount	$50,000.00
Outstanding principal plus interest	$50,000.00 as of 12/30/20
Interest rate	5.05% per annum
Maturity date	11/15/21
Current with payments	Yes

Interest-only Line of Credit

Loan

Lender	Sunbird Provider LLC
Issue date	06/10/18
Amount	$50,000.00
Outstanding principal plus interest	$47,945.00 as of 12/30/20
Interest rate	8.0% per annum
Maturity date	08/01/24
Current with payments	Yes

The borrower has allowed for a discretionary forbearance since the COVID-19 pandemic. There is no pre-payment penalty associated with this loan.

Loan

Lender	Sunbird Provider LLC
Issue date	08/09/18
Amount	$100,000.00
Outstanding principal plus interest	$98,639.00 as of 12/30/20
Interest rate	8.0% per annum
Maturity date	10/01/24
Current with payments	Yes

The borrower has allowed for a discretionary forbearance since the COVID-19 pandemic. There is no pre-payment penalty associated with this loan.

Loan

Lender	American Express

Issue date	10/31/18
Amount	$17,755.00
Outstanding principal plus interest	$17,755.00 as of 12/30/20
Interest rate	29.24% per annum
Current with payments	Yes

This is a business credit card.

Loan

Lender	Square
Issue date	03/13/19
Amount	$29,000.00
Outstanding principal plus interest	$8,754.00 as of 12/30/20
Maturity date	12/31/21
Current with payments	Yes

Loan

Lender	Synovus
Issue date	06/03/19
Amount	$50,350.00
Outstanding principal plus interest	$36,000.00 as of 12/30/20
Interest rate	6.0% per annum
Maturity date	06/06/22
Current with payments	Yes

Restructured funding from 12/27/17.

Loan

Lender	Community Bank
Issue date	06/26/19
Amount	$25,000.00
Outstanding principal plus interest	$17,000.00 as of 12/30/20
Interest rate	7.0% per annum
Maturity date	07/01/24
Current with payments	Yes

Line of Credit (2016) converted to a loan.

Loan

Lender	Sunbird Provider LLC
Issue date	07/05/19
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 12/30/20
Interest rate	8.0% per annum
Maturity date	09/01/25
Current with payments	Yes

The borrower has allowed for a discretionary forbearance since the COVID-19 pandemic. There is no pre-payment penalty associated with this loan.

Loan

Lender	Synovus
Issue date	12/30/19
Amount	$20,000.00
Outstanding principal plus interest	$20,000.00 as of 12/30/20
Current with payments	Yes

This is a business credit card.

Loan

Lender	Loanbuilder
Issue date	10/14/20
Amount	$29,410.00
Outstanding principal plus interest	$29,401.45 as of 12/30/20
Interest rate	9.9% per annum
Maturity date	04/15/24
Current with payments	Yes

This is a restructured / remaining balance from 04/25/19 with an original principal amount of $65000. The first six months interest only.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect

material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Haint Blue makes beer for people in Alabama and aims to produce premium saffron water for the globe.

In five years, we hope to be gearing up for another capital raise to expand globally. Growth is our best chance of making a lasting impact and fulfilling our mission.

Milestones

Haint Blue Brewing Company LLC was organized in the State of Alabama in December 2015.

Since then, we have:

- Founded by a Ranger, MEDEVAC Pilot, and 160th SOAR (A) Aviator

- Certified B Corporation since 2019

- $1M in sales since launch

- #1 selling craft beer within our distributor's Mobile Area portfolio in 2018

- Mobile's "Favorite Craft Beer" in 2020

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $391,389 compared to the year ended December 31, 2018, when the Company had revenues of $286,990. Our gross margin was 48.04% in fiscal year 2019, compared to 46.99% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $765,404, including $0 in cash. As of December 31, 2018, the Company had $737,418 in total assets, including $8,514 in cash.

- *Net Loss.* The Company has had net losses of $132,476 and net losses of $50,667 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $1,149,051 for the fiscal year ended December 31, 2019 and $1,043,245 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $1,268,930 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Haint Blue Brewing Company LLC cash in hand is $9,951.47, as of December 2020. Over the last three months, revenues have averaged $6,341/month, cost of goods sold has averaged $4,371/month, and operational expenses have averaged $5,780/month, for an average burn rate of $3,810 per month. Our intent is to be profitable in 12 months. We anticipate revenue reaching $25,000 a month in 6 months and eliminating any burn rate going forward. These projections are not guaranteed.

Subsequent Events:

a). The Company had a subsequent event occur on February 21, 2020. The Company's property, improvements, & equipment at 806 Monroe Street in Mobile, Alabama were sold. The entire parcel sold for $600,000. A large portion of the proceeds was used to settle a secured note payable of $433,844. The company also settled its immediate accounts payable & associated fees with the sale. Haint Blue reestablished its headquarters at 853 Dauphin Street, Suite C in Mobile, Alabama within the same month. The company continues to brew & distribute beer as it did prior to the taproom's (at 806 Monroe) construction.
b). The Company experienced its first interruption to normal business on March 16, 2020 due to the COVID-19 pandemic. Cash flows have been materially altered in the period since year-end, as a consequence of changes in travel, increased shut down of business locations, and intensified government actions in the U.S. The Company has sought & received government relief (e.g. economic assistance via CARES Act) in order for it to maintain operations.

In terms of current operations, Revenues will be approx. $16,785 a month starting in February 2021, COGS of $11,253 & expenses of $6,835. This will result in a burn of approx $1,303. We expect to need between $50,000-$100,000 in capital to reach break-even, largely depending on the circumstances of the COVID-19 pandemic.

An additional expense of $4,000 will create an additional line of net income of $3,000 over the next 4-5 months via DOSE, saffron water soft launch & limited release of Cain & Kazoola. At 6 months we believe we could reach sales of 200 cases of DOSE a month and/or return to pre-pandemic levels of beer sales. These projections cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Keith Sherrill, certify that:

(1) the financial statements of Haint Blue Brewing Company LLC included in this

Form are true and complete in all material respects ; and

(2) the tax return information of Haint Blue Brewing Company LLC included in this

Form reflects accurately the information reported on the tax return for Haint Blue

Brewing Company LLC filed for the fiscal year ended 2019.



Keith Sherrill
Managing Member

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal

or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.haintbluebrew.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Cooley Go Convertible Note
Cooley Go Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Keith Sherrill

Appendix E: Supporting Documents

Complete_wAmend.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird Cooley Go Convertible Note

Cooley Go Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Keith Sherrill

Appendix E: Supporting Documents

Complete_wAmend.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Haint Blue Brewing Company LLC

By

Keith Sherrill

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Keith Sherrill

Founder
1/29/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.